UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES ACT OF 1934

For the month of June 2005

Commission File Number 000-17729

FORUM ENERGY CORPORATION
(Address of principal executive office)

7002 nd st s.w. suite 1400 Calgary, AB, TZP4VS CANADA

(Translation of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l) ☐

Indicate by check mark the registrant urnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORUM ENERGY CORPORATION
(Registrant)

By: /s/ David M. Thompson

Date: June 3, 2005	Name: David M. Thompson
Title: CFO

FORUM ENERGY CORPORATION CONSOLIDATED BALANCE SHEETS Canadian Funds

As at:	March 31 2005	December 31 2004

ASSETS

Current assets
Cash	$66,463	$25,076
Accounts receivable	94,094	76,697
Prepaid expenses	5,144	4,986
Investments [note 9]	—	397,471

	165,701	504,230
Property, plant and equipment [note 5]	6,175,442	6,248,346
Investments [note 9]	518,346	518,346

	$6,859,489	$7,270,922

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current liabilities
Accounts payable and accrued liabilities [note 8a]	$1,184,253	$1,184,623
Short-term loans [note 8b]	432,815	317,922

	1,617,068	1,502,545
Long-term debt [note 6]	7,537,454	7,456,570
Convertible debentures payable, net [note 10]	408,731	464,614

	9,563,253	9,423,729

Shareholders’ Equity (Deficiency)
Share capital	10,789,416	10,693,033
Contributed surplus	2,560,306	1,246,885
Equity portion of convertible debentures payable	161,046	188,751
Deficit	(16,214,532)	(14,281,476)

	(2,703,764)	(2,152,807)

	$6,859,489	$7,270,922

Future operations [note 1] Commitments and contingencies [note 11] Subsequent events [note 14] See Accompanying Notes to the Consolidated Financial Statements

ON BEHALF OF THE BOARD:
“Larry Youell”	“Riaz Sumar”
——————————————	——————————————
Director	Director

FORUM ENERGY CORPORATION CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
Canadian Funds

	Quarter ended March 31 2005	Year ended March 31 2004

EXPENSES
General and administration	$1,790,458	$134,963
Depreciation	61,704	69,081
Accretion on long-term debt [note 6]	80,884	81,783
Foreign exchange (gain)/Loss	7,779	9,558
Interest expense	11,645	949

	1,952,470	296,334

OTHER EXPENSES
Gain on sale of investments (note 9)	(19,414)	—

LOSS BEFORE NON-CONTROLLING INTEREST	1,933,056	296,334

Non-controlling interest	—	(8,533)

NET LOSS FOR THE YEAR	1,933,056	287,801
Deficit, beginning of the year	14,281,476	5,956,323

Deficit, end of the year	$16,214,532	$6,244,124

Net loss per common share

- Basic and diluted [note 7]	$0.01	$0.01

See Accompanying Notes to the Consolidated Financial Statements

FORUM ENERGY CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS
Canadian Funds

As at quarter ended
	March 31 2005	March 31 2004

Cash provided by (used in)
OPERATING ACTIVITIES
Net loss for the year	$(1,933,056)	$(287,801)

Non-cash items included in loss
Depreciation	61,704	69,081
Non-controlling interest	—	(8,533)
Accretion on long-term debt	80,884	81,783
Stock-based compensation	1,313,976	—
Unrealized foreign exchange gain	1,957	—
Shares issued for services	—	3,987
Gain on sale of investments	(19,414)	—
Allocation of equity portion of debt to interest	9,620	—

	(484,329)	(141,483)
Changes in working capital related to operating activities
Accounts receivable	(17,397)	12,821
Prepaid expenses	(158)	8.811
Accounts payable and accrued liabilities	(370)	4,927

	(502,254)	(114,924)
INVESTING ACTIVITIES
Additions to properties, plant and equipment, net	11,200	(168,741)
Proceeds on sale of investments [note 9]	416,885	—

	428,085	(168,741)

FINANCING ACTIVITIES
Short-term loans	114,893	196,695
Issuance of share capital, net of costs [note 7]	663	96,951
Long - term debt	—	14,061

	115,556	307,347

Net increase (decrease) in cash	41,387	23,682
Cash – beginning of the year	25,076	27,077

Cash – end of the year	$66,463	$50,759

Interest paid	$2,206	$949

Taxes paid	$—	$—

See Accompanying Notes to the Consolidated Financial Statements

FORUM ENERGY CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Quarter ended March 31, 2005

1.  FUTURE OPERATIONS

Forum Energy Corporation (the “Corporation”) is incorporated under the laws of Alberta and is engaged primarily in the business of exploration and development of oil and gas reserves and the pursuit of other energy related opportunities. The exploration and development of oil and gas reserves involves significant financial risks. The success of the Corporation is dependent upon its ability to discover economically recoverable reserves and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal and political risks, fluctuations in the price of oil and gas and other factors beyond the Corporation’s control.

These consolidated financial statements have been prepared by management on the basis of accounting principles applicable to a going concern. Management believes the going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate. The Corporation has experienced significant operating losses and cash outflows from operations in the quarter ended March 31, 2005 and 2004, has a $1,451,367 working capital deficiency at March 31, 2005 and has no producing properties. The Corporation’s ability to continue as a going concern is dependent on achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time.

If the going concern assumption were not appropriate for these consolidated financial statements adjustments might be necessary to the carrying values of assets and liabilities and the balance sheet classifications used.

2.  SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial statements in conformity with Canadian GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates relate to determining the recoverability of the Corporation’s property, plant and equipment. While it is the opinion of management that these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below, actual results could differ from the estimates made.

(a) Basis of preparation

These financial statements include the accounts of the Corporation and its subsidiaries, Tracer Petroleum International (“TPI”); TEPCO Ltd. (“TEPCO”), Pacific Geothermal Energy, Inc. (“PAC GEO”) and Forum Exploration Inc. (“FEI”) all of which are wholly owned with the exception of FEI of which 66 2/3rds is owned. Certain information and disclosures normally required to be included in notes to annual financial statements has been condensed or omitted. The Interim Financial Statements should be read in conjunction with the Company’s Financial Statements and notes thereto for the year ended December 31, 2004. The Interim Financial Statements have been prepared following the same accounting policies and methods of computation as the Company’s Financial Statements for the year ended December 31, 2004.

FORUM ENERGY CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Quarter ended March 31, 2005

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Property, plant and equipment

The Corporation follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and development of oil and natural gas reserves are capitalized and accumulated in country-by-country cost centres. Such costs include land acquisition costs, geological and geophysical costs, costs of drilling both productive and nonproductive wells, interest costs on major development projects and overhead charges directly related to acquisition, exploration and development activities.

The costs (including exploratory dry holes) in costs centres from which there has been no commercial production are not subject to depletion until commercial production commences. The capitalized costs are periodically assessed to determine whether it is likely such costs will be recovered in the future. To the extent there are costs, which are not likely to be recovered in the future, they are written-off.

The costs in cost centres from which there will be production will be depleted and depreciated on the unit of production method based on the estimated proved reserves. Oil and natural gas reserves and production will be converted into equivalent units based upon their estimated relative energy content. Costs of acquiring and evaluating significant unproved properties are excluded from the depletion calculations. These unproved properties are assessed periodically to ascertain whether impairment in value has occurred.

Petroleum and natural gas assets are evaluated at least annually to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying value of the lower of cost and market of unproved properties exceed the carrying value of the petroleum and natural gas assets. If the carrying value of the petroleum and natural gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flows are estimated using the future product prices and costs and are discounted using the risk-free rate.

Proceeds from the sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized unless such a sale would alter the depletion rate by more than 20%.

Substantially all of the Corporation’s exploration, development and production activities are conducted jointly with others and accordingly these financial statements reflect only the Corporation’s proportionate interest in such activities.

The Corporation’s drilling equipment and well logging equipment are recorded at cost upon acquisition and depreciated on a straight-line basis over five years.

The Corporation depreciates its office furniture and fixtures, and transportation equipment at the rate of 30% per annum utilizing the declining balance method. It provides for a full year’s amortization of these assets in the year of acquisition.

FORUM ENERGY CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Quarter ended March 31, 2005

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Asset retirement obligation

Effective January 1, 2004 the Corporation retroactively adopted the Canadian Institute of Chartered Accountants (“CICA”) new standard for accounting for asset retirement obligations (ARO). This standard requires that the fair value of the statutory, contractual or legal obligations associated with the retirement and reclamation of tangible long-lived assets be recorded when the related assets are put into use, with a corresponding increase to the carrying amount of the related assets. This corresponding increase to capitalized costs is amortized to earnings on a basis consistent with depreciation, depletion, and amortization of the underlying assets. Subsequent changes in the estimated fair value of the ARO are capitalized and amortized over the remaining useful life of the underlying asset. The ARO liabilities are carried on the consolidated balance sheet at their discounted present value and are accreted over time for the change in their present value, with this accretion charge included in depreciation, depletion and amortization. As at March 31, 2005 and 2004 the Corporation had no asset retirement obligations.

(d) Foreign currency translation

The accounts of the Corporation’s integrated subsidiary have been translated into Canadian dollars on the following basis:

Monetary assets and liabilities at the exchange rate at year-end. Non-monetary assets and liabilities at historical exchange rates. Exchange gains and losses are credited or charged to income in the year incurred.

(e) Stock option plan

The Corporation has a stock-based compensation plan as described in note 7. Effective January 1, 2004, the Corporation has adopted the new accounting standard for stock based compensation, which requires the use of the fair value method for valuing stock option grants. Under this method, compensation cost attributable to all share options granted is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Upon the exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

(f) Income taxes

The Corporation follows the liability method to account for income taxes. Under this method, future tax assets and liabilities are determined based on the differences between the carrying value and the tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when these differences are expected to reverse. Future income tax assets are recognized to the extent that realization of such assets is more likely than not.

FORUM ENERGY CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Quarters ended March 31, 2005

2.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Investments

Investments consist of equity securities held for sale and are accounted for using the cost method of accounting. The securities are recorded at cost unless there has been a loss in value that is other than a temporary decline, at which time the investment is written down to market value.

(h) Loss per share

Basic loss per share is computed using the weighted average number of shares outstanding during the year. Diluted loss per share is computed in accordance with the treasury stock method. Diluted loss per share reflects the dilution that would occur if outstanding stock options and warrants were exercised or converted into common shares using the treasury stock method. For years ended March 31, 2005 and 2004, the inclusion of the Corporation’s stock options and warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and therefore they are excluded from the computation.

3.  CHANGES IN ACCOUNTING POLICIES:

(a) Stock based compensation

Prior to January 1, 2004, the Corporation applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock based Payments, only to stock options granted to non-employees, and applied the intrinsic value of accounting to employees stock options.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870, Stock based Compensation and Other Stock-based Payments to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of the grant and is expensed over the awards vesting period. In accordance with one of the transitional provisions permitted, the Corporation has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002 and prior to January 1, 2004. The Corporation has not restated prior year’s reported amounts and accordingly, has adjusted 2004 opening retained earnings at January 1, 2004 by $1,106,085 and contributed surplus by the same amount.

FORUM ENERGY CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Quarter ended March 31, 2005

4.  BUSINESS COMBINATION

On March 11, 2003, the Corporation entered into an agreement to acquire a right to purchase 66 2/3rds of the outstanding and issued shares capital of FEI, a Philippine corporation that has rights to develop two properties located in the Philippines. The Corporation completed this transaction on July 18, 2003 and co-terminously the Corporation exercised its right to acquire 66 2/3rds of FEI. The consideration rendered was the issuance of 100,000,000 common shares of the Corporation at an adjusted price of $0.001 per share. The adjusted price per share was determined by management based upon the vendors’ cost of the right to purchase, which approximated $100,000, as management believes there was not a sufficiently active and liquid market for the Corporation’s shares to support their use. In addition, the Corporation undertook to procure funding in the form of an on-demand bridge loan to fund the working capital needs of FEI from November 1, 2002 until the completion of the acquisition, which amounted to approximately US$500,000. The Corporation also agreed to fund FEI’s required property work commitments and overhead for 2003 and 2004 [see Note 11].

The acquisition has been accounted for using the purchase method whereby the assets and liabilities were recorded at their fair market values as at the effective date and the operating results have been included in these consolidated financial statements from the date of acquisition as tabled below:

Net Assets Acquired:
Current assets (including cash $20,203)	$102,938
Property, plant and equipment	7,042,487
Current liabilities	(107,708)
Long-term debt	(6,772,955)
Non-controlling interest	(50,000)

$214,762

Consideration Rendered:
Issuance of 100,000,000 common shares	$100,000
Transaction costs	114,762

$214,762

FORUM ENERGY CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Quarter ended March 31, 2005

5. PROPERTY, PLANT AND EQUIPMENT March 31, 2005

	Cost	Accumulated Depreciation and Impairment	Net Book value

Philippine Based Assets:
Oil and gas exploration and other costs:
Drilling equipment	$930,756	$421,450	$509,306
Well logging equipment and other costs	120,908	44,318	76,590
Deferred exploration costs	8,179,961	2,619,316	5,560,645

	9,231,625	3,085,084	6,146,541

Office furniture and fixtures	122,086	95,886	26,200
Transportation equipment	5,532	2,831	2,701
	—	—	—

	$9,359,243	$3,183,801	$6,175,442

Deferred exploration costs include acquisition costs, direct exploration and development costs and an appropriate portion of related overhead expenditures, and exclude general overhead or administrative expenditures not specifically identified with a particular area of interest.

No overhead costs were capitalized during the quarter ended March 31, 2005.

6.  LONG-TERM DEBT

Long-term debt is non-interest bearing, non-recourse, unsecured and relates to previous funding of the deferred exploration costs by its former parent company, Forum Pacific Inc. (“FPI”). The recovery of these advances is deferred until the Corporation commences to earn revenue out of production from its exploration of the SC40 Cebu and Manila Bay properties, and then repayment shall be at a rate of 50% of the income generated by FEI until fully repaid. The debt has been discounted to a fair market value using a discount rate of 10% and the face amount of the debt is P370,830,182 (CAN$9,148,206). The debt is subject to accretion and an amount of $80,884 has been recognized for the quarter ended March 31, 2005 (March 31, 2004 - $81,783).

FORUM ENERGY CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Quarter ended March 31, 2005

7. SHARE CAPITAL

(a) Authorized

Unlimited number of Common shares without par value; and
Unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value

(b) Issued Common Shares

	Number	Amount

Balance December 31, 2004	174,583,646	$10,225,131
Issued pursuant to exercise of stock options	5,000	663
Issued for conversion of debenture	1,212,534	67,460
Allocation of equity portion of debenture for conversion	—	27,705
Allocation of contributed surplus from the exercise of options	—	555

Balance March 31, 2005	175,801,180	$10,321,514

The amount allocated to the convertible debenture of $644,419 has been segregated into debt and equity components based on their respective fair values at December 31, 2004. The equity component represents the holder conversion right. It will continue to be disclosed separately in shareholders’ equity until the loan is either converted or repaid at which time it will be transferred to share capital. The amount allocated to equity on December 31, 2004 was $188,751 and on March 31, 2005 the amount was reduced to $161,046 as a result of a credit to share capital in the amount of $27,705 reflecting a conversion of a portion of the debenture.

The difference between the recorded value of the debt component and the face value of the debenture is amortized to income over the term of the debenture. During the year quarter ended March 31, 2005 $9,620 was amortized.

(c) Warrants

	Number	Amount

Balance, December 31 2004, March 31, 2005	8,239,000	467,902

(d) Options

The Corporation has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees. The exercise price of each option equals the market price of the Corporation’s stock on the date of the grant and an option’s maximum term is five years. The options vest immediately. At March 31, 2005 there were 18,262,500 stock options outstanding to purchase common shares at US$0.08 - US$0.43 per share. These options expire on various dates to January 31, 2010.

FORUM ENERGY CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Quarter ended March 31, 2005

7. SHARE CAPITAL (continued) (d) Options (continued)

Weighted

	Number of Options Exercisable	average Exercise Price/Share

Outstanding and exercisable December 31, 2004	7,667,500	$0.18
Granted	10,600,000	$0.07
Exercised	5,000	$0.11

Outstanding and exercisable March 31, 2005	18,262,500	$0.12

The following table summarizes stock options outstanding and exercisable at March 31, 2005:

Exercise Price	Number of Options	Weighted Average Remaining Life (in years)

$ 0.07	10,600,000	5
$ 0.08	4,862,500	3
$ 0.10	1,000,000	5
$ 0.15	50,000	0
$ 0.31	750,000	3
$ 0.43	1,000,000	3

	18,262,500	4

All incentive stock options granted in 2005 were recognized as compensation expense based on the estimated fair values of the options on the grant date.

The fair value of all options and warrants were estimated using a Black Scholes option-pricing model and based on the following assumptions:

2005

Dividend yield (%)	0.0
Expected stock price volatility (%)	208
Risk free interest rate (%)	2.5
Expected life of options (years)	2

At March 31, 2005, 15,906,500 shares of common shares were reserved including 18,262,500 shares reserved for issuance under stock option agreements and 8,239,000 reserved for issuance in conjunction with outstanding warrants.

FORUM ENERGY CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Quarter ended March 31, 2005

7. SHARE CAPITAL (continued)

(e) Per share amounts

The loss per common share computations is based on the weighted average number of shares outstanding, which was 175.8 million (2003 – 113.7 million). Diluted earnings per share amounts are not recorded, as these amounts would be anti- dilutive.

(f) Contributed surplus

December 31, 2004	$1,246,885
Stock based compensation	1,313,976
Transferred to share capital on exercise of options	(555)

$2,560,306

8. RELATED PARTY TRANSACTIONS AND BALANCES (a) Management and consulting fees:

Included in accounts payable and accrued liabilities at March 31, 2005 is $552,758 (2004 - $83,166) owed to directors, officers and/or companies controlled by them.

(b)
 At March 31, 2005 the Corporation owed short-term loans totaling $317,922 to companies controlled by directors and officers of the Corporation. These short loans are non-interest bearing, unsecured and with no specific repayment terms. On repayment the lenders are entitled to receive up to 20% of the value of the loan in additional fully paid shares.

9. INVESTMENTS

On July 21, 2004 the Corporation entered into a Stock Purchase Agreement with Langley Park Investments LLC (“Langley”) in which the Corporation could issue and sell 27,000,000 shares of common shares of the Corporation in exchange for the purchase of Langley stock based on the total purchase price divided by the conversion rate of the British Pound Sterling determined on July 31, 2004 (the “Langley transaction”). These shares are restricted shares with a 2 year hold from trading. Under the agreement the exchange rate on that day was $1.8060 to £1 resulting in the issue of 3,018,172 shares of Langley. The shares are subject to a price protection in favour of Langley. Following the listing of Langley on the London Stock Exchange, 50% of these shares were released to the Corporation for immediate use and the balance held for the two year period. The shares are held at a UK brokerage Company in esc row and have been valued at the lower of market or cost. In connection with the Langley transaction the company paid a third party commission in Langley shares equivalent to 10% of the shares issued. 50% of the commission has been paid and the balance will be payable when the second 50% of Langley shares become available for trading.

During the first quarter of 2005 the Corporation sold 1,157,577 of the shares for proceeds of $416,885 resulting in a gain on sale of $19,414.

FORUM ENERGY CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Quarter ended March 31, 2005

10. CONVERTIBLE DEBENTURE

During the Quarter ending March 31, 2005 a total of 1,212,534 shares were issued from Escrow for further conversions of debentures.

11. FINANCIAL INSTRUMENTS

(a) Foreign currency exchange risk:

The Corporation is exposed to foreign currency fluctuations as many of the Corporations expenditures are in U.S. dollars and Philippine pesos.

(b) Credit risk:

The Corporation’s accounts receivable are primarily customers in the oil and gas industry and government agencies and are subject to normal industry credit risks.

(c) Fair value of financial instruments:

Financial instruments of the Corporation consist mainly of cash, accounts receivable, accounts payable and accrued liabilities, short-term loans, long-term debt and convertible loans. As at March 2005, there were no significant differences between the carrying amounts of these financial instruments reported on the balance sheet and their estimated fair values.

12. SUBSEQUENT EVENTS

A Heads of Agreement was signed on January 27, 2004 between the Corporation and Sterling Energy Plc (“SEY”) (a UK based Oil and Gas Company) to transfer to the Corporation the license in the Philippine GSEC 101 properties (including Reed Bank) in Exchange for new shares issued by the Corporation. Subsequently, pursuant to a Transaction Agreement it was agreed by both companies to transfer their respective Philippine Assets to a newly formed UK Company – Forum Energy Plc. The Corporation has transferred the assets subject to shareholder approval which it expects to receive at the next extraordinary general meeting to be held on May 18, 2005. Once the shareholder approval has been obtained Forum Energy Plc will be owned 28.6 % by SEY and 71.4% by the Corporation (subject to dilution in the pre-Initial Public Offering and Initial Public Offering phases). The Corporation also proposes to change its name to F EC Resources, Inc. Subject to shareholder approval once this transaction has been completed and funds have been raised by Forum Energy Plc under the Pre-IPO and the IPO the subsequent dilution will result in the Corporation recognizing the disposition of the asset and the receipt of the shares in Forum Energy Plc as a Long-Term Investment.

The Corporation and Sterling have retained UK based Noble & Company as the Nominated Advisers, who have agreed to take Forum Energy Plc to the AiM market of the London Stock Exchange in July, 2005. Noble & Company have also assisted in raising £3.4 million in a pre-IPO phase in April 2005 and are planning to raise an additional £10 million by the end of June, 2005.

FORUM ENERGY CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Quarter ended March 31, 2005

12. SUBSEQUENT EVENTS continued

The shares received by the Corporation in exchange for the assets will be subject to a one year “lock-up” and then for 6 months thereafter the Corporation can only trade the shares of Forum Energy Plc through Noble & Company to protect an orderly market.

In April and May, 2005 the Corporation has raised additional working capital in the amount of US$970,000 through the issue of Convertible debt. The debt may be converted into shares of the Corporation at a conversion price of $0.05 per share, or alternatively the Debenture holder at their option may convert into shares of Forum Energy Plc at the pre-IPO price. Such shares of Forum Energy Plc will be exempt from the lockup arrangements described above.

FORUM ENERGY CORPORATION

Management Discussion and Analysis of Financial Condition and Results of Operations (all funds in Cdn. $ unless otherwise stated)

Dated: May 30th 2005

This Management Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Consolidated Financial Statements and Notes for the quarter ended March 31, 2005.

Overall Performance

During the quarter ended March 31, 2004, Forum Energy Corporation (“Forum” or the “Corporation”) continued to focus its efforts on creating shareholder value through the acquisition of, or participation in the development of, petroleum and coal reserves in the Philippines as well as evaluating other energy project opportunities in other regions. Our primary focus remains the Corporation’s assets and projects in the Philippines. The Corporation announced that it had entered into a Transaction Agreement with Sterling Energy Plc (a UK based Oil and Gas Company) to vend its Philippine Assets plus the Assets of the Corporation (subject to shareholder approval, which was obtained subsequent to the quarter on May 18th 2005) into a New Company (“Forum Energy Plc”) that would raise funding on the UK financial markets and eventually secure a UK-listing through an admission to the Alternative Investment Market (“AIM”) of the London Stock Exchange. In exchange the Corporation has received 71.4% of the issued shares of Forum Energy Plc (“FEP”) subject to dilution as FEP raises working capital through a Pre-IPO and then an IPO in preparation for submission to the AIM market of the London Stock Exchange expected in the summer of 2005. Subsequent to the quarter FEP announced that is has raised £3.4 million thus far in the pre-IPO phase which has resulted in the dilution of the Corporation’s interest in FEP to 57%.

The Company continued to liquidate its position in the “free-trading” Langley shares during the first quarter and has raised additional working capital through the issue of Convertible Debenture (see subsequent events).

Selected Annual Information

Selected Financial Data (in ’000, except Earnings per Share)

	Quarter Ended 3/31/05		Year Ended 12/31/04	Year Ended 12/31/03	Year Ended 12/31/02

Revenue	$—		$—	$—	$—
Income (Loss)	$(1,933)	(1)	$(7,219)	$(1,356)	$(1,058)
Basic and Diluted Loss	$(0.01)		$(0.05)	$(0.01)	$(0.10)
per share
Dividends per share	$0.00		$0.00	$0.00	0.00
Weighted Avg. Shares O/S (’000)			149,900	113,700	$10,404
Working Capital	$(1,451)		$(998)	$(283)	$(587)
Long-Term Debt	$7,946		$7,921	$6,881	$—
Shareholders’ Equity / (deficiency)	$(2,704)		$(2,153)	$1,809	$(576)
Total Assets	$6,859		$7,271	$9,109	$71

(1) Loss for the year is after extraordinary items but before taking into consideration the effects of the changes in accounting policy.

During the fiscal year ended December 31, 2004 and the first quarter ended 3/31/2005 the Corporation’s assets, weighted average shares and long-term debt reflected the business acquisition of Forum Exploration, Inc as described in the accounts. The Corporation was still focused on development activities and, therefore, no revenues were generated during these periods.

Results of Operations (all amounts in 000’s)

The consolidated accounts show a loss for the quarter ended March 31, 2005 of ($1,933) or ($0.01) per share, after extraordinary items. The results for the quarter ended March 31, 2005 as well as the year ended December 31, 2004 and 2003 incorporate the activities of the Philippine subsidiary, Forum Exploration, Inc.

Balance Sheet

The current assets of the Corporation now reflect the value of the Langley investment of $518 in the long-term assets. The assets of the Corporation include the assets of Forum Exploration, Inc. The corporation has recognized the work it has done in vending its Assets to FEP and it has been agreed that the Corporation shall be reimbursed for those expenses as well as continuing to support the operations of FEI during the interim phase. The inclusion of the $318 short-term demand loans from the shareholders of the Corporation (the “Shareholders”) has reduced the working capital of the Corporation as detailed in the summary of quarterly results. The Long-term debt reflects conversions of convertible debentures by GEM/HEM totalling US$72,000.

PROPERTY, PLANT AND EQUIPMENT

March 31, 2005	Cost	Accumulated Depreciation and Impairment		Net book value

Philippine Based Assets:
Oil and gas exploration and other costs:
Drilling equipment	$930,756	$421,450		$509,306
Well logging equipment and other costs	120,908	44,318		76,590
Deferred exploration costs	8,179,961	2,619,316	(1)	5,560,645

	9,231,625	3,085,084		6,146,541

Office furniture and fixtures	122,086	95,886		26,200
Transportation equipment	5,532	2,831		2,701

	$9,350,243	$3,183,801		$6,175,442

December 31, 2004
Philippine Based Assets:
Oil and gas exploration and other costs:
Drilling equipment	$930,756	$353,702		$577,054
Well logging equipment and other costs	120,908	42,951		77,957
Deferred exploration costs	8,179,961	2,617,821	(1)	5,562,140

	9,231,625	156,557		6,217,151

Office furniture and fixtures	121,378	93,294		26,084
Transportation equipment	5,532	2,421		3,111

	$9,358,535	$3,110,189		$6,248,346

(1)	During the year ended December 31, 2004 the Corporation recognized the expiration of the Manila Bay License and the write-down of $2,617,821 of capitalized costs.

Summary of Quarterly Results

Selected Financial Data (in ’000, except EPS)

	1st Qtr, 04	4th Qtr, 04	3rd Qtr, 04	2nd Qtr, 04	1st Qtr, 04	4th Qtr, 03	3rd Qtr, 03	2nd Qtr, 03

Income (Loss) *1	(1,933)	(5,601)	(981)	(357)	(288)	(292)	(56)	(741)

Basic and Diluted Loss per share	(0.01)	(0.05)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.07)

Loss for the 4th Qtr, 2004 includes extraordinary items;

(a)Loss on write down of investments $950

(b)Loss on expiration of Manila Bay License $2,618

(c)Loss on Sale of Investment $46

Excluding extraordinary items loss for quarter is $1,987

1st Quarter 2005 Results

In the 1st quarter the Corporation focused on raising additional working capital through the Langley transaction (see notes in these statements discussing this transaction) while maintaining operations in the Philippines and developing the transaction to vend its assets to FEP.

The Corporation announced that FEI had won two bids to develop and operate two coal licenses in the island of Cebu, the Philippines.

General and administrative:

Quarter ended March 31, 2005 $

Accounting services	—
Audit fees	—
Communications	2,687
Compensation Expense	887,029
Consulting expenses	183,236
Listing and filing fees	28,268
Legal fees	43,403
Management fees	119,343
Office and miscellaneous	3,022
Previously capitalized expenses for FEI, now recognized to P&L, under Canadian GAAP	498,360
Shareholder information	23,182
Travel	1,928

TOTAL	1,790,458

The majority of the engineering and geological work was performed by Forum Exploration, Inc. in the Philippines which is permitted to capitalize these costs and recover them against future production. Interest charges relate to the convertible debt, which was converted during the 1st quarter 2005, and accretion of the long-term debt. The Corporation relies on outside consulting support as required. Compensation expenses recognize the cost element of issuing options to directors. Other fees and expenses reflect the changes to the business to accommodate the new development in the Philippines.

Liquidity (in 000’s)

The working capital deficit at March 31st 2005 was ($1,451) (year ended December 31st 2004 – deficit $998) and shareholders’ deficit was ($2,704) (2004 deficit - $2,153). The Corporation is raising additional funding through the issue of Convertible Debentures to fund its ongoing operations and development. Sterling Energy Plc, a UK Oil & Gas company announced the transfer of their Philippine assets to a new UK company called Forum Energy Plc. The Corporation announced plans to transfer its Philippine assets into Forum Energy Plc, subject to shareholder approval (which was obtained on May 18th, 2005), with the intention of listing Forum Energy Plc on the AIM market in the UK in conjunction with a Public Offering. Forum Energy Corporation will become a major shareholder of Forum Energy Plc. The Corporation will receive 71.4% of the issued shares of FEP, however these shares will be subject to a one year lockup under the Transaction Agreement signed with SEY. The shareholding will be subject to further dilution as and when FEP raise additional working Capital.

Subsequently the Corporation announced it had successfully raised US$970,000 through the issue of Convertible Debentures. The terms of these debentures are a 10% interest bearing debenture, interest payable quarterly, with conversion into FEC shares at a price of US$0.05 per share, or alternatively into shares of FEP at the Pre-IPO price. With the reimbursement of costs paid on behalf of FEI during the interim phase, the recovery of historical costs and proceeds from the Convertible Debenture issue the Company should be positioned to have sufficient liquidity to maintain its reduced operations until such time as the FEP shares are freely tradable.

Should the share price of the Corporation remain above US$0.10 for a period of more than 30 trading days the Corporation will be permitted to draw-down an additional US$500,000 under the GEM/HEM convertible debenture facility.

Capital Resources

Until December 31st, 2004 the Corporation has been responsible for meeting the entire working capital requirements for the current year of the oil and gas properties of Forum Exploration, Inc. of which the Corporation now owns 66 2/3%. The working capital requirements for the oil and gas operations are based on the work programme agreed to between Forum Exploration, Inc. and the Department of Energy of the Philippines. The general and administration costs run approximately US$25,000 per month and the work programme exploration requirements have been met for 2003 and 2004.

Based on the recent announcement that the Corporation will vend its Philippine assets into Forum Energy Plc along with the Philippine Assets of Sterling Energy Plc, a new work programme has been designed to develop all of the assets in conjunction with a new public offering to raise sufficient working capital to meet this programme. Forum Pacific Inc., the minority shareholder in Forum Exploration, Inc., will now be responsible for meeting its share of cash calls from January 1, 2005 and the Corporation will assume the position of a major shareholder of Forum Energy Plc. This will eliminate its further direct funding obligation to Forum Exploration, Inc. Subject to the shareholders consent on May 18th 2005 the Corporation will transfer its controlling interest in FEI into shares of Forum Energy Plc of which it will have a controlling interest. Once Forum Energy Plc start to raise working capital through an initial IPO and then a full IPO before listing on the AIM market of the London Stock Exchange it is likely that the investment in Forum Energy Plc will be diluted to a point where the investment will be less than a controlling interest and the Corporation will have divested itself of the Asset in return for an investment.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements in existence as of this date.

Transactions with Related Parties

Related party transactions occurred with the following persons for the year ended March 31st 2005:

AMS Limited provides the Corporation with accounting, consulting, and corporate secretarial services as well as director services. David Thompson, director and CFO of the Corporation, is a major shareholder of AMS Limited. As at March 31st 2005 the Corporation owed AMS Limited a total of US$134,417for these services. Effective January 1st 2005 the fees payable to AMS Limited, which are charged at a rate of US$13,000 per month, including compensation as a Director and Officer of US$10,000 per month and US$3,000 per month for the provision of Secretarial and accounting services, will continue to accrue as ongoing services are being provided to the Corporation. Included in this monthly charge is David Thompson’s director’s fee in the amount of US$1,000 per month. Total compensation for Mr. Thompson, for the Quarter ended 2005 was US$30,000, (included in the US$10,000 per month). Subject to the shareholders meeting of May 18th, Mr. Thompson will resign as a director and officer of the Corporation to join FEP as a Director and CFO.

Barry Stansfield, a director of the Corporation, is entitled to a director’s fee in the amount of US$1,000 per month. As at March 31st 2005, the Corporation owed Mr. Stansfield a total of US$37,440 in connection with this fee and other prior year consulting charges. Mr. Stansfield’s total director’s fee for the quarter ended March 31st 2005 was US$3,000 (total compensation for the year ended December 31, 2004 was US$12,000). Effective from May 18th, 2005 (subject to shareholder approval which has been obtained) Mr Stansfield will be appointed non-executive chairman and his remuneration increased to US$3,000 per month.

David Robinson, who is President, CEO and a director of the Corporation, is entitled to compensation for his services as an officer and a director. As at March 31st 2005 the Corporation owed Mr Robinson a total of US$199,767 Effective January 1st 2005 the fees payable to Mr. Robinson were increased to US$10,000 per month including a director’s fee of US$1,000 per month, will continue to accrue as ongoing services are provided to the Corporation. For the quarter ended March 31st , 2005 his total compensation was US$30,000. Subject to the shareholders meeting of May 18th, Mr. Robinson will resign as a director and Chief Executive Officer of the Corporation to join FEP as a Director and CEO.

Larry Youell, Chairman of the Board and a director of the Corporation, is owed at March 31, 2005, $34,960 compensation for his services as Chairman and a director. The fees payable to Mr. Youell, which are charged at a rate of US$2,000 per month including a director’s fee of US$1,000 per month, will continue to accrue as ongoing services are provided to the Corporation. For the quarter ended March 31st 2005 his total compensation was US$6,000. Effective from May 18th, 2005 (subject to shareholder approval which has been obtained) Mr Youell will be appointed Chief Executive Officer and his remuneration increased to US$5,000per month.

Merckwood Resources provides director services to the Corporation. David Wilson, who is a director of the Corporation, controls Merckwood. The director’s fee payable to Merckwood, which is charged at a rate of US$1,000 per month, will continue to accrue as ongoing services are provided to the Corporation. As at March 31st, the corporation owed Merckwood a total of US$23,890. For the year ended March 31st 2005 the total compensation was US$3,000 (total compensation for the year ended December 31, 2004 was US$12,000).

Directors exercised 5,000 options at US$0.11 as detailed in the summary of quarterly results.

Proposed Transactions

The Corporation announced on April 25, 2005, that it had entered into an agreement with Sterling Energy Plc, a UK oil and gas company, to jointly vend their Philippine Assets into a New Company to be called Forum Energy Plc (subject to shareholder approval of the Corporation). Forum Energy Plc has already received commitments of STG£3.4 million in a Pre-IPO placement and intends to seek additional funding in an Initial Public Offering in conjunction with an admission to the AIM market of the London Stock Exchange. The Corporation will hold a shareholders meeting on May 18th 2005 to approve this transaction and upon such approval the Corporation proposes to change its name to FEC Resources, Inc. Subsequent to receiving shareholder approval the FEI shareholding will be transferred to Forum Energy Plc in exchange for approximately 71.4% of Forum Energy Plc. Forum Energy plc have raised approximately £3.4 million in a Pre-IPO placement and intend to raise additional funding through a IPO prior to listing on the AIM market on the London Stock Exchange. The result of the Pre-IPO and the IPO funding will dilute the shareholding in Forum Energy Plc to a small interest and in all likelihood less than a controlling interest.

Critical Accounting Estimates

In the share purchase agreement dated March 23, 2003, as amended, to acquire a 66 2/3% interest in Forum Exploration, Inc., the Corporation acquired an interest in Deferred Exploration Costs in the amount of $14,539,921 (as at June 30, 2003 the date for acquisition accounting purposes). These costs are capitalized development costs prior to the start of commercial operations and can be recovered from the Department of Energy of the Philippines’ share of the production. At that time, management determined the fair market value of this asset to be $7,042,487. The initial basis for this evaluation was at 10% for five years.

The Corporation also acquired a long-term debt to a related party, Forum Pacific Inc., in respect to their advances to Forum Exploration, Inc., the repayment of which is limited to the related party share of cost recovery and revenues from profit oil when commercial production commences from the Corporation’s oil and gas properties in Cebu and Manila Bay. This loan was incurred when Forum Pacific funded the development costs of Forum Exploration, Inc. At the date of acquisition the loan balance was $13,081,909, which was discounted to a fair market value of $6,772,995. This note is being accreted during the estimated term to repay, being seven years in management’s opinion, based on a discount rate of 10% per annum. Accretion change for the first quarter 2005 was $80,883.

Change in Accounting Policy

Prior to January 1, 2004, the Corporation applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to stock options granted to non-employees, and applied the intrinsic value of accounting to employees stock options.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of the grant and is expensed over the awards vesting period. In accordance with one of the transitional provisions permitted, the Corporation has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002 and prior to January 1, 2004. The Corporation has not restated prior year’s reported amounts and accordingly, has adjusted 2004 opening retained earnings at January 1, 2004 by $1,106,085 and contributed surplus by the same amount.

Financial Instruments and Other Instruments

Not applicable

Other MD&A Requirements

Previously capitalized engineering and geological work performed by Forum Exploration, Inc. in the Philippines is now expensed to P&L in accordance with Canadian GAAP.

Disclosure of Outstanding Share Data

AS AT THE QUARTER ENDED March 31, 2004

a)	Authorized and issued share capital:

Class	Par Value	Authorized	Number Issued and Outstanding as at March 31, 2005	Number Issued and Outstanding as at December 31, 2004

Common Shares	N.P.V.	Unlimited	175,801,180	174,583,646
Preferred Shares	N.P.V.	Unlimited	None	None
(convertible redeemable voting)

Disclosure of Outstanding Share Data

b)	Summary of convertible securities outstanding as at March 31, 2005

Security	Number of Options	Number of Common Shares issuable upon Exercise or Conversion	Exercise Price (per option or warrant) US$	Expiry Date

Incentive Stock Options
	1,000,000	1,000,000	$0.10	09-Dec-09
	50,000	50,000	$0.15	15-Mar-05
	4,862,500	4,862,500	$0.08	26-Apr-08
	750,000	750,000	$0.31	26-Apr-08
	1,000,000	1,000,000	$0.43	26-Apr-08
	10,600,000	10,600,000	$0.723	31-Jan-10

	18,262,500	18,262,500

Warrants
	999,000	999,000	$0.25	2-Sept-2005
	1,540,000	1,540,000	$0.25	2-Sept-2005
	5,700,000	5,700,000	$0.08	26-Apr-2008

	8,239,000	8,239,000

Looking Forward

This discussion contains “forward looking statements” as per Section 21E of the US Securities and Exchange Act of 1934, as amended. Although the Corporation believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Management is currently reviewing many options and there is no assurance that they will not make decisions other than those now contemplated. The Corporation is subject to political risks and operational risks identified in documents filed with the Securities and Exchange Commission, including changing and depressed oil prices, unsuccessful drilling results, change of government and political unrest in its main area of operations.

/s/ Larry Youell

Larry Youell President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Larry Youell, President and Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Forum Energy Corporation, (the issuer) for the interim period ending March 31st 2005 ;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as ofthe date and for the periods presented in the interim filings;

4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of fInancial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: 01 JUNE, 2005

[Signature] Larry Youell Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I Riaz Sumar, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 Certification of Disclosure in Issuers’ Annual and Interim Filings ) of Forum Energy Corporation , (the issuer) for the interim period ending March 31 st 2005 ;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: JUNE 01, 2005

/s/ RIAZ SUMAR

[Signature] Riaz Sumar, Chief Financial OFFICER